	SOUTHERN OHIO COAL COMPANY
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 26573
	FOR THE QUARTER ENDED JUNE 30, 2000



	CONTENTS

								 Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                        4-5

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        6

Statement of Cost of Operation                                 7

Analysis of Mining Plant in Service                            8

	SOUTHERN OHIO COAL COMPANY
	STATEMENT OF INCOME
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)


							(in thousands)

OPERATING REVENUES                                         $76,855

COST OF OPERATION                                           70,115

OPERATING INCOME                                             6,740

INTEREST CHARGES                                               493

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 6,247

FEDERAL INCOME TAXES ON OPERATIONS                             547

NET INCOME FROM OPERATIONS                                   5,700

NONOPERATING LOSS                                           (2,454)

NET INCOME                                                 $ 3,246



	STATEMENT OF RETAINED EARNINGS
	FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)

							(in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,200

NET INCOME                                                   3,246

BALANCE AT END OF PERIOD                                   $26,446


The common stock of the Company is wholly owned by Ohio Power Company.

	SOUTHERN OHIO COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)
							   June 30,
							     2000
							(in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $385,493
  Construction Work in Progress                                 835
	 Total Mining Plant                                 386,328
  Accumulated Depreciation and Amortization                 303,220

	 NET MINING PLANT                                    83,108

OTHER PROPERTY AND INVESTMENTS                               85,776

CURRENT ASSETS:
  Cash and Cash Equivalents                                      33
  Accounts Receivable:
    General                                                   5,278
    Affiliated Companies                                     14,826
  Advances to Affiliates                                     76,217
  Coal                                                          891
  Materials and Supplies                                     10,535
  Other                                                         311

	 TOTAL CURRENT ASSETS                               108,091

REGULATORY ASSETS                                            14,821

DEFERRED INCOME TAXES                                        50,832

DEFERRED CHARGES                                              3,117

	   TOTAL                                           $345,745

	SOUTHERN OHIO COAL COMPANY
	BALANCE SHEET
	(UNAUDITED)


							   June 30,
							    2000
						       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         26,446

	 TOTAL SHAREHOLDER'S EQUITY                         55,333

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                        6,360

	 TOTAL LONG-TERM DEBT                               36,360

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          11,397
  Accrued Postretirement Benefits Other Than Pensions       48,246
  Accrued Reclamation Costs                                 32,596
  Operating Reserves                                        11,313

	 TOTAL OTHER NONCURRENT LIABILITIES                103,552

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        12,085
  Accounts Payable:
    General                                                  8,167
    Affiliated Companies                                     3,618
  Taxes Accrued                                             19,028
  Interest Accrued                                             797
  Accrued Vacation Pay                                       4,207
  Workers' Compensation Claims                               6,850
  Obligations Under Capital Leases                          20,806
  Other                                                      7,067

	 TOTAL CURRENT LIABILITIES                          82,625

REGULATORY LIABILITIES & DEFERRED CREDITS                   67,875

	   TOTAL                                          $345,745

	SOUTHERN OHIO COAL COMPANY
	INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED JUNE 30, 2000
TAXES

As discussed in Note 3 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through June 30, 2000 would increase expenses by approximately $30.8 million (including interest).

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern District of Ohio in March 1998. In 1999 a US Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from the matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company
(OPCo) all of its costs under the terms of the coal supply agreement.

MINE CLOSURE

	The Meigs mine is scheduled to close on December 31, 2001 and currently the Company is accruing mine shutdown costs at a current monthly rate of $8.2 million. Through June 30, 2000, the Company has accrued $88.7 million of shutdown costs. The liability for closing the mine is estimated to be $145.8 million, including reclamation costs. The Company expects to recover from OPCo all of its shutdown costs under the terms of the coal supply agreement.

BLACK LUNG

	In April 2000, the Company recorded an $8.4 million provision for black lung expense. The amount was based on an actuarial valuation prepared as of January 1, 2000 which projected the amount of current black lung liabilities in excess of available trust funds.

MONEY POOL

	On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

	The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. As a result of becoming a Money Pool participant, the Company retired its short-term debt. At June 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

        SOUTHERN OHIO COAL COMPANY
	CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
	FOR THE QUARTER ENDED JUNE 30, 2000
	(in thousands, except as noted)
                                                                                                      April through
													  June
													  2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
	    Common Stock                                                                                 $      5
	    Premium on Common Stock                                                                         2,562
	    Other Paid-in Capital                                                                          26,320
													   28,887
       B. Rate of Return Allowable per HCAR No. 26573:
	    10.27% per annum, 2.5675% per quarter                                                         .025675

       C. Earnings Allowable on Equity Investment
	    1. Current Quarter                                                                           $    742

	    2. Year-to-Date                                                                              $  1,495

       D. Net Income per Statement of Income (a)                                                         $  3,246
	    Add: Interest Charges                                                                             493
	    Less: Nonoperating Income                                                                      (2,454)

       E. Applied Cost-of-Capital Billing Adder:
	    1. Current Quarter                                                                           $  6,193

	    2. Year-to-Date                                                                              $  6,268

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 70,662

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                              6,193

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 76,855

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,055,012

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $72.85
(a)     The  Company  sold  its   Martinka  mining  division  and   most  of  the  Martinka  related  coal  reserves
to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased  mining coal  effective  July 1, 1992.  All results  associated  with the Martinka division  since  then  are  billed  to the  Parent  Company, Ohio  Power  Company,  eliminating any earnings effect to the Company.
(b)     As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
	Iincome.

	SOUTHERN OHIO COAL COMPANY
	STATEMENT OF COST OF OPERATION
	FOR THE QUARTER ENDED JUNE 30, 2000


						       (in thousands)

Direct Labor-UMW*                                          $ 1,756
Indirect Labor-UMW*                                          5,616
Benefits-UMW*                                               13,743
Salaries and Benefits-Nonunion                               6,042
Operating Supplies                                           3,089
Repair Parts and Materials                                   5,326
Electricity and Other Utilities                              1,685
Outside Services-Maintenance, Haulage and Reclamation        3,446
Taxes Other Than Federal Income Taxes**                      3,894
Rental of Equipment                                          8,377
Depreciation, Depletion and Amortization                     2,365
Mining Cost Normalization***                                22,038
Other Production Costs                                      (7,012)

Subtotal                                                    70,365

Transfers of Production Costs (to)/from Coal Inventory        (250)

	  Total                                            $70,115

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

	SOUTHERN OHIO COAL COMPANY
	ANALYSIS OF MINING PLANT IN SERVICE
	AND RELATED ACCUMULATED PROVISIONS FOR
	DEPRECIATION AND AMORTIZATION

					     June 30, 2000
							      Net
				      Gross   Accumulated  Carrying
				      Cost     Provisions   Amount
					     (in thousands)

	  Description

Surface Lands                       $  7,578    $   -      $ 7,578

Mining Structures and Equipment      242,791     191,714    51,077

Coal Interests (net of depletion)        975        -          975

Mine Development Costs               134,149     111,506    22,643

    Total Mining Plant in Service   $385,493    $303,220   $82,273